Exhibit 99(a)(11)

Date:    Friday, September 6, 2002
To:      Holder of Eligible Options
Subject: TLC Vision Offer to Exchange - Reminder Notice

As you know, today, Friday, September 6, 2002, was the original deadline to tender all eligible options for new options to acquire TLC Vision Corporation common shares at an option price of $8.688 per share pursuant to the terms of the Offer to Exchange delivered to you on July 18, 2002. To date, we have received for exchange approximately 525,226 options or approximately 82% of all those eligible for exchange. To ensure that everyone has had adequate opportunity to participate in the Offer to Exchange, we have decided to extend the deadline by which you must tender your eligible options by two weeks, to 11:59 p.m., Eastern Daylight Savings Time, on Friday, September 20, 2002.

If you have not already done so, we encourage you to review the Offer to Exchange documents that were sent to you on July 18, 2002. These documents describe the Offer to Exchange in detail. If you wish to participate in the Offer to Exchange, we must receive your signed Stock Option Acceptance Letter by 11:59 p.m., Eastern Daylight Savings Time, on September 20, 2002.

Should you have any questions, please do not hesitate to contact me at 1-800-852-1033, ext. 3919 or by email at heather.mcdonald@tlcvision.com.

Thank you,

Heather McDonald
Manager, Pensions & Benefits
TLC Vision Corporation
5280 Solar Drive, Suite 300
Mississauga, ON, CANADA L4W 5M8
Phone: 905-602-2020 x. 3919
Toll Free: 1-800-852-1033 x. 3919
Fax: 905-625-8081
Email: heather.mcdonald@tlcvision.com